                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    00760B105

                                 (CUSIP Number)


                                Robert D. Denious
                                4000 Town Center
                                    Suite 530
                              Southfield, MI 48075
                               Tel: (248) 213-2200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 30, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        QUESTOR PARTNERS FUND II, L.P.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY

                                                                     [ ]
________________________________________________________________________________
4    SOURCE OF FUNDS*
          00


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         46,787,963

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    34,991,360
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         46,787,963

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    34,991,360

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    81,779,323


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    71.3%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                    PN


________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        QUESTOR SIDE-BY-SIDE PARTNERS  II, L.P.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY


                                                                      [ ]
________________________________________________________________________________
4    SOURCE OF FUNDS*
          00


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,788,274

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    79,991,049
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,788,274

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    79,991,049

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    81,779,323


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    71.3%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                    PN


________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY

                                                                      [ ]

________________________________________________________________________________
4    SOURCE OF FUNDS*
          00


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF            722,704

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    81,056,619
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING            722,704

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    81,056,619

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    81,779,323


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    71.3%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                    PN


________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 1999 (as so amended, the "Statement") is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following statement thereto:

         Amounts have been added to the investment value of the Series F Preferred, thereby increasing the number of shares of Common Stock into which the Series F Preferred is convertible (see Item 5 below). No additional funds or other consideration were required.

ITEM 4.    PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following statement thereto:

         At the Annual Meeting of Stockholders of the Company held on May 4, 2000, the following six designees of the Filing Persons were elected to the Board of Directors of the Company: Mr. Druker, Mr. Wathen, Mr. Fitzsimmons, Mr. Denious, Mr. Anderson and Mr. Prokop.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         Item 5 (a) is hereby amended and restated in its entirety as follows:

         (a) The Questor Entities and the Questor Directors may be deemed to own beneficially (i) 49,298,941 shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series F Certificate and (ii) 32,480,382 shares of Common Stock beneficially owned by Thayer as reported by the Company in the Proxy Statement filed with the SEC on May 4, 2000 (the "Proxy Statement").

         Questor Partners II is the direct beneficial owner of 44,368.849 shares of the Series F Preferred, which are convertible into 46,787,963 shares of Common Stock as of June 30, 2000. Questor SBS II is the direct beneficial owner of 1,695.814 shares of Series F Preferred, which are convertible into 1,788,274 shares of Common Stock as of June 30, 2000. Questor 3(c)(1) is the

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direct beneficial owner of 685.337 shares of Series F Preferred, which are convertible into 722,704 shares of Common Stock as of June 30, 2000.

         The holders of the Series F Preferred have the right to convert such shares at any time prior to December 10, 2007, at the holder's option, into shares of Common Stock at a conversion price of $1.00, subject to certain adjustments (the "Conversion Price"). There is an automatic $0.005 reduction in the Conversion Price on each of the first eight anniversaries after December 10, 1999. The Conversion Price is also subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. The maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 49,298,941 as of June 30, 2000. Taking into account all of the automatic reductions in the Conversion Price, but assuming no other potential adjustments to the Conversion Price or the investment value of the Series F Preferred, the maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 51,353,064 as of June 30, 2000. The Series F Preferred is entitled to receive dividends at the rate of 9.626% per annum. To the extent that dividends are not paid on any March 31, June 30, September 30 or December 31 of any year, all such amounts are added to the investment value of such shares. On June 30, 2000, because no dividend was declared or paid, an amount was added to the investment value of the Series F Preferred, thereby increasing the number of shares of Common Stock into which the Series F Preferred is convertible by 1,152,317 (1,093,625 for the Series F Preferred directly owned by Questor Partners II; 41,799 for the Series F Preferred directly owned by Questor SBS II; and 16,893 for the Series F Preferred directly owned by Questor 3(c)(1)).

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities and Thayer may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by Thayer and the Common Stock that is beneficially owned by the Filing Persons as a result of the Filing Persons and Thayer being parties to the Stockholders Agreement (as defined in Item 4 above). As a result, the Common Stock reported as beneficially owned by Thayer may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in the Proxy Statement, the Questor Entities and the Questor Directors may be deemed to own beneficially 71.3% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

1.    Joint Filing Agreement.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     July 10, 2000

                               QUESTOR PARTNERS FUND II, L.P.
                               a Delaware limited partnership

                               By: Questor General Partner II, L.P.
                                    its General Partner
                               By: Questor Principals II, Inc.
                                    its General Partner

                               By:      /s/ Robert D. Denious



                               QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                               a Delaware limited partnership

                               By:  Questor Principals II, Inc.

                               By:      /s/ Robert D. Denious



                               QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

                               By: Questor Principals II, Inc.

                               By:      /s/ Robert D. Denious



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
                                INDEX OF EXHIBITS


1.    Joint Filing Agreement.







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